Exhibit 99.2

Mannatech Reports Third Quarter 2015 Financial Results

(COPPELL, Texas) November 10, 2015 — Mannatech, Incorporated (NASDAQ: MTEX), the pioneer of nutritional glycobiology, leading innovator of naturally-sourced supplements based on Real Food Technology® solutions, and creator of the M5MSM (Mission 5 MillionSM) social entrepreneurial movement, today announced financial results for its third quarter 2015.

Third quarter net sales for 2015 were $43.9 million, a decrease of 21.2% as compared to $55.6 million in the third quarter of 2014. The net sales comparison for the quarter was affected by the launch of the Uth skin care product in our international markets in 2014 and by foreign exchange rates. Net sales attributable to our Uth skin care product were $1.0 million for the three months ended September 30, 2015, as compared to $7.2 million in the same period in 2014. Our net sales would have been $48.2 million in Constant dollars, which is a non-GAAP financial measure that excludes the impact of fluctuations in foreign currency exchange rates.

Income from operations declined to $2.2 million for the third quarter, from $8.2 million in the same period in 2014. Net income was $0.1 million, or $0.03 per diluted share, for the third quarter 2015, as compared to $5.1 million, or $1.89 per diluted share, for the third quarter 2014.

The approximate number of new and continuing independent associate and member positions held by individuals in our network and associated with purchases of our packs or products during the twelve months ended September 30, 2015 and 2014 were approximately 221,000 and 234,000, respectively. Recruiting decreased 18.8% in the third quarter of 2015 as compared to the third quarter of 2014. The number of new independent associate and member positions in our network for the third quarter of 2015 was approximately 23,600, as compared to 29,000 in 2014.

For the three months ended September 30, 2015, our operations outside of North America accounted for approximately 59.4% of our consolidated net sales.

For the three months ended September 30, 2015, Asia/Pacific net sales decreased by $8.3 million, or 27.4%, to $22.0 million, as compared to $30.3 million for the same period in 2014. Net sales comparisons for the third quarter were affected by the launch of our Uth skin care product in 2014 in Asia/Pacific and the impact of fluctuations in foreign currency exchange rates. Asia/Pacific net sales attributable to our Uth skin care product were $0.4 million for the three months ended September 30, 2015 as compared to $6.0 million for the same period in 2014. In Constant dollars (a non-GAAP financial measure), net sales would have been $3.4 million higher, or $25.4 million. The currency impact was primarily due to depreciation of the Korean Won, the Japanese Yen and the Australian Dollar.

For the three months ended September 30, 2015, EMEA net sales decreased by $0.8 million, or 16.3%, to $4.1 million, as compared to $4.9 million for the same period in 2014, although in Constant dollars (a non-GAAP financial measure), net sales for the three months ended September 30, 2015 would have been $4.9 million.  The currently impact was primarily due to [the depreciation of the South African Rand and the Euro].  The launch of our Uth skin care product in 2014 in EMEA did not have a material effect on net sales comparisons.

North American net sales decreased by $2.6 million, or 12.7%, to $17.8 million, as compared to $20.4 million for the same period in 2014 due to a decline in associates and members that have active positions in our network.

Our cash and cash equivalents increased by approximately $7.3 million to a balance of $35.3 million at September 30, 2015 as compared to $28.0 million at December 31, 2014.  Also, total shareholder’s equity increased by $5.2 million to a balance of $36.6 million as compared to $31.4 million at December 31, 2014.

Non-GAAP Measures

In addition to results presented in accordance with GAAP, this press release and related tables include certain non-GAAP financial measures, including a presentation of constant currency measures.  We disclose operating results that have been adjusted to exclude the impact of changes due to the translation of foreign currencies into U.S. dollars, including changes in: Net Sales, Gross Profit, and Income from Operations.

We believe that these non-GAAP financial measures provide useful information to investors because they are an indicator of the strength and performance of ongoing business operations.  The constant currency figures are financial measures used by management to provide investors an additional perspective on trends.  Although we believe the non-GAAP financial measures enhance investors’ understanding of our business and performance, these non-GAAP financial measures should not be considered an exclusive alternative to accompanying GAAP financial measures.

Conference Call

Mannatech will host a conference call to discuss the quarter’s results with investors on Wednesday, November 11, 2015 at 9 a.m. CDT, 10 a.m. EDT. The live call will be webcast and can be accessed on Mannatech’s website at http://ir.mannatech.com.

For those unable to listen to the live broadcast, a replay will be available shortly after the call. The toll-free replay number is (855) 859-2056 (International (404) 537-3406); the Conference ID to access the call is 65672031.

Individuals interested in Mannatech’s products or in exploring its business opportunity can learn more at Mannatech.com.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

ASSETS	September 30, 2015 (unaudited)	December 31, 2014
Cash and cash equivalents	$35,292	$27,999
Restricted cash	1,512	1,511
Accounts receivable, net	272	504
Income tax receivable	20	4
Inventories, net	11,398	10,591
Prepaid expenses and other current assets	2,981	3,069
Deferred commissions	4,210	4,544
Deferred tax assets, net	1,026	1,141
Total current assets	56,711	49,363
Property and equipment, net	4,092	2,481
Construction in progress	660	1,622
Long-term restricted cash	6,459	7,045
Other assets	3,943	3,567
Long-term deferred tax assets, net	3,468	3,320
Total assets	$75,333	$67,398
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current portion of capital leases	$446	$901
Accounts payable	4,339	4,252
Accrued expenses	7,804	6,356
Commissions and incentives payable	9,840	7,908
Taxes payable	1,822	2,578
Current deferred tax liability	119	123
Deferred revenue	10,459	10,890
Total current liabilities	34,829	33,008
Capital leases, excluding current portion	699	852
Long-term deferred tax liabilities	64	26
Other long-term liabilities	3,127	2,136
Total liabilities	38,719	36,022

Shareholders’ equity:
Preferred stock	—	—
Common stock	—	—
Additional paid-in capital	40,435	40,672
Retained earnings	7,060	2,750
Accumulated other comprehensive income (loss)	323	(109)
Treasury stock	(11,204)	(11,937)
Total shareholders’ equity	36,614	31,376
Total liabilities and shareholders’ equity	$75,333	$67,398

CONSOLIDATED STATEMENTS OF OPERATIONS – (UNAUDITED)
(in thousands, except per share information)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Net sales	$43,860	$55,635	$134,956	$144,900
Cost of sales	8,253	10,304	25,076	29,440
Gross profit	35,607	45,331	109,880	115,460

Operating expenses:
Commissions and incentives	17,867	20,977	54,296	57,727
Selling and administrative	9,001	9,567	26,412	26,389
Depreciation and amortization	433	441	1,324	1,248
Other operating costs	6,072	6,149	18,493	19,920
Total operating expenses	33,373	37,134	100,525	105,284

Income from operations	2,234	8,197	9,355	10,176
Interest income	93	25	154	61
Other expense, net	(2,418)	(1,167)	(3,802)	(1,311)
Income (loss) before income taxes	(91)	7,055	5,707	8,926

(Provision) benefit for income taxes	159	(1,947)	(1,397)	(4,282)
Net income	$68	$5,108	$4,310	$4,644

Earnings per common share:
Basic	$0.03	$1.92	$1.61	$1.75
Diluted	$0.03	$1.89	$1.58	$1.71

Weighted-average common shares outstanding:
Basic	2,681	2,667	2,679	2,661
Diluted	2,721	2,701	2,727	2,701

Non-GAAP Financial Measures

To supplement our financial results presented in accordance with generally accepted accounting principles in the United States (“GAAP”), we disclose operating results that have been adjusted to exclude the impact of changes due to the translation of foreign currencies into U.S. dollars, including changes in: Net Sales, Gross Profit, and Income from Operations.  We refer to these adjusted financial measures as constant dollar items, which are non-GAAP financial measures.  We believe these measures provide investors an additional perspective on trends.  To exclude the impact of changes due to the translation of foreign currencies into U.S. dollars, we calculate current year results and prior year results at a constant exchange rate, which is the prior year’s rate.  Currency impact is determined as the difference between actual growth rates and constant currency growth rates.

Three month period ended	September 30, 2015		September 30, 2014	Change
	GAAP Measure: Total $	Non-GAAP Measure: Constant $	GAAP Measure: Total $	Dollar	Percent
Net Sales	$43.9	$48.2	$55.6	$(7.4)	(13.3)%
Product	35.3	38.7	45.9	(7.2)	(15.7)%
Pack	7.1	8.0	7.8	0.2	2.6%
Other	1.5	1.5	1.9	(0.4)	(21.1)%
Gross Profit	35.6	39.1	45.3	(6.2)	(13.7)%
Income from Operations	2.2	2.8	8.2	(5.4)	(65.9)%

Nine month period ended	September 30, 2015		September 30, 2014	Change
	GAAP Measure: Total $	Non-GAAP Measure: Constant $	GAAP Measure: Total $	Dollar	Percent
Net Sales	$135.0	$144.2	$144.9	$(0.7)	(0.5)%
Product	105.8	112.9	117.7	(4.8)	(4.1)%
Pack	24.9	26.9	21.7	5.2	24.0%
Other	4.3	4.4	5.5	(1.1)	(20.0)%
Gross Profit	109.9	117.2	115.5	1.7	1.5%
Income from Operations	9.4	10.5	10.2	0.3	2.9%

The approximate number of new and continuing positions held by independent associates and members who purchased our packs or products during the twelve months ended September 30 was as follows:

	2015		2014
New	97,000	43.9%	113,000	48.3%
Continuing	124,000	56.1%	121,000	51.7%
Total	221,000	100.0%	234,000	100.0%

About Mannatech
Mannatech, Incorporated, develops high-quality health, weight and fitness, and skin care products that are based on the solid foundation of nutritional science and development standards. Mannatech is dedicated to its platform of Social Entrepreneurship based on the foundation of promoting, aiding and optimizing nutrition where it is needed most around the world. Mannatech’s proprietary products are available through independent sales associates around the globe including North America (United States, Canada, and Mexico), Asia/Pacific (Australia, New Zealand, Japan, Taiwan, Singapore, the Republic of Korea, and Hong Kong), and EMEA (Austria, Denmark, Germany, Norway, Sweden, the Netherlands, the United Kingdom, Estonia, Finland, the Republic of Ireland, Czech Republic, South Africa, and the Republic of Namibia). For more information, visit Mannatech.com.

Please Note: This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by use of phrases or terminology such as “anticipate,” “believe,” “will,” “intend” or other similar words or the negative of such terminology. Similarly, descriptions of Mannatech’s objectives, strategies, plans, goals or targets contained herein are also considered forward-looking statements. Mannatech believes this release should be read in conjunction with all of its filings with the United States Securities and Exchange Commission and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties, and other factors. Some of these factors include, among others, Mannatech’s inability to attract and retain associates and members, increases in competition, litigation, regulatory changes, and its planned growth into new international markets. Although Mannatech believes that the expectations, statements, and assumptions reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this release, as well as those set forth in its latest Annual Report on Form 10-K, and other filings filed with the United States Securities and Exchange Commission, including its current reports on Form 8-K. All of the forward-looking statements contained herein speak only as of the date of this release.

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Contact Information:
Donna Giordano
Manager, Executive Office Administration
972-471-6512
ir@mannatech.com
www.mannatech.com